    EXHIBIT 21.1

SUBSIDIARIES

ENTITY	JURISDICTION
IBEX GLOBAL LIMITED	Bermuda
Ibex Global Bermuda Ltd	Bermuda
Ibex Global Solutions, Inc.	Delaware, USA
TRG Customer Solutions (Canada) Inc.	Canada
Digital Globe Services, LLC	Delaware, USA
7 Degrees, LLC	Delaware, USA
Lake Ball LLC*	Delaware, USA
TelSatOnline, LLC	Delaware, USA
iSky, LLC	Delaware, USA
Ibex Receivable Solutions, Inc.	Delaware, USA
TRG Marketing Solutions Limited	England
Ibex Philippines, Inc.	Philippines
Ibex Global Solutions Philippines, Inc.	Philippines
Ibex Global St. Lucia Limited	St. Lucia
Ibex Global Jamaica Limited	Jamaica
Ibex Global Solutions Nicaragua S.A.	Nicaragua
Ibex Honduras S.A. de C.V.	Honduras
Virtual World (Private) Limited	Pakistan
Ibex Global Solutions (Private) Limited	Pakistan
Ibex Middle East FZ-LLC	UAE
Ibex Global Limited	Saudi Arabia
DGS LIMITED	Bermuda
DGS (Private) Limited	Pakistan
*joint venture; 47.5% ownership